CORRECTING and REPLACING Bandera Partners Issues Statement Regarding Luby's Promises



[Business Wire](#)•January 18, 2019

NEW YORK--(BUSINESS WIRE)--

Calls New Promises "Too Little Too Late"

For Real Change Vote Only on the GOLD Proxy

Please replace the release with the following corrected version due to multiple revisions.

The corrected release reads:

BANDERA PARTNERS ISSUES STATEMENT REGARDING LUBY'S PROMISES

Calls New Promises "Too Little Too Late"

For Real Change Vote Only on the GOLD Proxy

Bandera Partners LLC, a significant stockholder of Luby's Inc. ([LUB](#)) issued the following response to Luby's Board of Directors' new promises to investors. Portfolio manager Jeff Gramm stated:

"Just over 10 years ago, when Luby's was engaged in a tight proxy contest with an activist investor, the incumbent board instituted some long overdue governance changes to swing votes back in their favor. Luby's incumbent board narrowly won that contest, and the stock has since fallen over 80% under its watch. Don't let them fool you twice with their latest round of promises.

Today, in response to a wave of support for Bandera's irrefutable case that the Board has grossly underperformed since that last proxy contest, Luby's is proposing a new round of changes and sweetened promises, including swapping in new directors, hand-picked by the underperforming incumbent board, AFTER the election, with an uncertain timeline. We do not believe Luby's stockholders are going to fall for these campaign tactics for a second time. If stockholders want real and immediate change to the Luby's Board, they should vote only the GOLD proxy. If the newly elected Board wishes to discuss additional board refreshment this coming year, we will welcome that discussion. Today's announcement from Luby's is simply too little too late.

The incumbent Board has consistently disregarded Luby's outside stockholders for the past decade. They are running an aggressive and expensive campaign that ISS has already called "deceptive." Why should anyone trust them to select new directors that will hold management accountable for its performance? Only a vote on the GOLD proxy card will elect directors who owe nothing to the incumbent Board that has overseen this extended period of catastrophic value destruction."

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About Bandera Partners

Bandera Partners is a value-oriented hedge fund based in New York.

View source version on businesswire.com: https://www.businesswire.com/news/home/20190118005407/en/

Contact:

Jeff Gramm, (212) 232-4583

info@banderapartners.com